UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Monarch Casino & Resort, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

609027107

(CUSIP Number)

John Farahi

3800 South Virginia Street

Reno, Nevada  89502

(775) 335-4600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 17, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 609027107

(1)	Names of Reporting Persons John Farahi

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 3,090,683

	(8)	Shared Voting Power -0-

	(9)	Sole Dispositive Power 3,090,683

	(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,090,683

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 18.2%

(14)	Type of Reporting Person IN

(1)	Names of Reporting Persons Bob Farahi

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 1,590,242

	(8)	Shared Voting Power -0-

	(9)	Sole Dispositive Power 1,590,242

	(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,590,242

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 9.4%

(14)	Type of Reporting Person IN

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) is being filed by John Farahi and Bob Farahi (collectively, the “Reporting Persons”) with respect to the common stock, $0.01 par value (“Common Stock”), of Monarch Casino & Resort, Inc. (the “Company”) beneficially owned by them.  The purpose of this Amendment No. 6 is to report the (a) acquisition of shares of Common Stock upon the net exercise of employee stock options by the Reporting Persons on March 3, 2014 and April 2, 2014, and (b) disposition of shares (including a change in the form of beneficial ownership from direct to indirect) during the period from the filing of Amendment No. 5 to the filing date of this Amendment No. 6 as a result of (i) the transfer by Bob Farahi of an aggregate of 259,650 shares of Common Stock to his ex-wife as a part of an overall comprehensive division of marital assets pursuant to a domestic relations order, (ii) the gift and transfer by the Reporting Persons of shares of Common Stock to two separate trusts, of which they are a trustee, for the benefit of their respective children, and (iii) open market sales by the Reporting Persons, and (c) a decrease in the number of shares of Common Stock outstanding during the period from the filing of Amendment No. 5 to the filing of this Amendment No. 6 as a result of the repurchase of shares of Common Stock by the Company pursuant to a publicly announced stock repurchase program.

Item 3.         Source and Amount of Funds or Other Consideration

See Item 3, “Purpose of Transaction” below.

Item 4. Purpose of Transaction

The response set forth in Item 4 of the Schedules 13D is hereby amended and supplemented by adding the following at the end thereof:

On March 3, 2014 and April 2, 2014, John Farahi acquired an aggregate of 105,116 shares of Common Stock upon the exercise of stock options granted pursuant to the Company’s 1993 Executive Long Term Incentive Plan, as amended (the “Plan”).  The exercises were made on a net exercise basis in which John Farahi exercised stock options to purchase an aggregate of 470,002 shares of Common Stock at an exercise price per share of: (i) $11.685 for 200,000 shares, (ii) $18.06 for 70,000 shares, (iii) $6.8 for 66,668 shares, (iv) $10.43 for 66,666 shares, and (v) $11.48 for 66,668 shares.  As permitted by the terms of the Plan, John Farahi paid the exercise price by having the Company withhold the number of shares of Common Stock issuable upon exercise of the stock options equal in value to the aggregate exercise price for the stock options based on the market price of the Common Stock on March 3, 2014 of $18.55 and on April 2, 2014 of $19.5 per share.  The total number of shares of Common Stock withheld by the Company as payment of the aggregate exercise price was 365,886.  No cash payment was made by John Farahi to the Company for the exercise of the stock options.

On April 2, 2014, Bob Farahi acquired 53,100 shares of Common Stock upon the exercise of stock options granted pursuant to the Plan.  The exercise was made on a net exercise basis in which Bob Farahi exercised stock options to purchase an aggregate of 210,002 shares of Common Stock at an exercise price per share of: (i) $11.685 for 100,000 shares, (ii) $18.06 for 10,000 shares, (iii) $6.8 for 33,334 shares, (iv) $10.43 for 33,334 shares, and (v) $11.48 for 33,334 shares.  As permitted by the terms of the Plan, Bob Farahi paid the exercise price by having the Company withhold the number of shares of Common Stock issuable upon exercise of the stock options equal in value to the aggregate exercise price for the stock options based on the market price of the Common Stock on April 2, 2014, or $19.5 per share.  The total number of shares of Common Stock withheld by the Company as payment of the aggregate exercise price was 156,902.  No cash payment was made by Bob Farahi to the Company for the exercise of the stock options.

On September 17, 2014, Bob Farahi transferred ownership of 259,650 shares of Common Stock to his ex-wife as a part of an overall comprehensive division of marital assets pursuant to a domestic relations order.  Mr. Farahi no longer reports as beneficially owned any of the securities owned by his ex-wife.

On October 23, 2012, Bob Farahi gifted and transferred an aggregate of 680,000 shares of Common Stock to two separate trusts, of which Mr. Farahi is a trustee, for the benefit of his children.

During the period from the filing of Amendment No. 5 to the filing date of this Amendment No. 6, John Farahi gifted and transferred an aggregate of 1,041,166 shares of Common Stock to four separate trusts, of which Mr. Farahi is a trustee, for the benefit of his children.

During the period from the filing of Amendment No. 5 to the filing date of this Amendment No. 6 (i) John Farahi sold, directly or indirectly, an aggregate of 42,993 shares of Common Stock through a series of open market transactions, and (ii) Bob Farahi sold, directly or indirectly, an aggregate of 224,788 shares of Common Stock through a series of open market transactions.

During the period from the filing of Amendment No. 5 to the filing date of this Amendment No. 6, (i) John Farahi was granted annual stock options under the Plan and the 2014 Equity Incentive Plan (the “2014 Plan”) to purchase an aggregate of 400,000 shares of Common Stock (of which stock options to purchase an aggregate of 200,002 shares of Common Stock are currently exercisable), and (ii) Bob Farahi was granted annual stock options to purchase an aggregate of 200,004 shares of Common Stock (of which stock options to purchase an aggregate of 100,002 shares of Common Stock are currently exercisable).

In addition, during the period from the filing of Amendment No. 5 to the filing date of this Amendment No. 6, the Company undertook a series share repurchases totaling an aggregate of 3 million shares pursuant to a publicly announced stock repurchase program.  As a result, the outstanding shares of the Company’s Common Stock decreased by 3 million shares during that period.

Each of the Reporting Persons has acquired the shares of Common Stock held by him for investment.  Each of the Reporting Persons evaluates from time to time his investment in the shares of Common Stock.

Except as otherwise set forth herein, the Reporting Persons have no current plans or proposals that relate to or would result in:

(a)                                 The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)                                 An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)                                  A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)                                 Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)                                  Any material change in the present capitalization or dividend policy of the Company;

(f)                                   Any other material change in the Company’s business or corporate structure;

(g)                                  Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)                                 Causing a class of securities of the Company to cease to be quoted on the Nasdaq National Market;

(i)                                     A class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j)                                    Any action similar to any of those enumerated above.

While the Reporting Persons have no current plans or proposals with respect to the matters described above, except as set forth herein, the Reporting Persons reserve the right to make or support in the future such plans or proposals as they believe appropriate. The Reporting Persons may consult with each other or act together with respect to the acquisition, disposition or voting of the Company’s securities.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b)

	John Farahi (1)(2)	Bob Farahi (3)(4)
Amount beneficially owned:	3,090,683	1,590,242
Percent of class (5)(6):	18.2%	9.4%
Number of shares as to which the person has:
Sole power to vote or to direct the vote:	3,090,683	1,590,242
Shared power to vote or to direct the vote:	0	0
Sole power to dispose or to direct the disposition of:	3,090,683	1,590,242
Shared power to dispose or to direct the disposition of:	0	0

(1)         Includes 1,041,166 shares held in trust.

(2)         Includes options to purchase 200,002 shares of Common Stock under the 1993 Executive Long Term Incentive Plan (the “Plan”).

(3)         Includes 1,696,790 shares that have been pledged as security.

(4)         Includes options to purchase 100,002 shares of Common Stock under the Plan.

(5)         Reflects percentage ownership based on 16,803,129 shares of Common Stock outstanding at November 1, 2014.

(6)         Includes shares issuable upon the exercise of stock options which are exercisable within 60 days of December 29, 2014.

(c)                                  Except as otherwise provided in this Amendment No. 6, neither of the Reporting Persons has effected any transactions in the Common Stock of the Company during the past 60 days.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibits:

Exhibit D                                             1993 Executive Long Term Incentive Plan, as amended (incorporated by reference to Appendix B to the Company’s Proxy Statement (SEC File 0-22088) filed on March 25, 2011).

Exhibit E                                              Seventh Amendment to the 1993 Executive Long-Term Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company’s Form 10-Q (SEC File 0-22088) for the quarterly period ended September 30, 2013).

Exhibit F                                               2014 Equity Incentive Plan (incorporated by reference to Appendix A to the Company’s Proxy Statement (SEC File 0-22088) filed on April 10, 2014).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 29, 2014

/s/ John Farahi
John Farahi

/s/ Bob Farahi
Bob Farahi